As filed with the Securities and Exchange Commission on April 22, 2008
Registration No. 333-150143

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3/A
Post-Effective Amendment No. 1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

UBS AG
(Exact Name of Registrant as Specified in Its Charter)
Switzerland
(State or Other Jurisdiction of Incorporation or Organization)
98-0186363
(I.R.S. Employer Identification No.)
Bahnhofstrasse 45, CH-8098 Zurich,
Switzerland, +41-44-234 11 11 and
Aeschenvorstadt 1, CH-4051 Basel,
Switzerland, +41-61-288 20 20
(Address and telephone number of Registrant’s principal executive offices)

James E. Odell, Esq.
General Counsel, The Americas
UBS AG
299 Park Avenue • New York, New York 10171 • Telephone: 212-821-3000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Rebecca J. Simmons, Esq.
Sullivan & Cromwell LLP
125 Broad Street • New York, NY 10004-2498 • 212-558-4000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Amount to be registered/
Proposed maximum offering price per unit/
Title of each class of	Proposed maximum offering price/
securities to be registered	Amount of registration fee
Ordinary shares, par value of CHF 0.10 per share	(1)(2)
Tradable entitlements, entitling the holder to receive ordinary shares
Tradable rights, entitling the holder to purchase ordinary shares

(1)	An indeterminate aggregate initial offering price or number of the securities of each identified class is being registered to be offered from time to time at indeterminate prices. Separate consideration may or may not be received for securities that are issuable on exercise, conversion or exchange of other securities. In accordance with Rules 456(b) and 457(r), the Registrant is deferring payment of all of the registration fee.

(2)	This registration statement also covers an indeterminate amount of the registered securities that may be reoffered and resold on an ongoing basis after their initial sale in market-making transactions by UBS AG and its affiliates.

Explanatory Note
     This Post-Effective Amendment No.1 on Form F-3/A is being filed by UBS AG (the “Company”) pursuant to Rule 462(d) to amend its Registration Statement under the Securities Act of 1933 by adding an additional exhibit. Accordingly, this Post-Effective Amendment No. 1 to the Registration Statement shall become effective immediately upon filing with the Securities and Exchange Commission. No changes have been made to the prospectus that forms Part I or to any other item in Part II of the registration statement. Accordingly, they have been omitted.

PART II
Item 9. Exhibits
SIGNATURES
EX-23.1: CONSENT OF ERNST & YOUNG LTD.

PART II
Information Not Required in Prospectus
Item 9. Exhibits

Exhibit		Incorporated by Reference to Filings
No.	Description	Indicated

1.1	Underwriting Agreement with respect to the tradable rights and related ordinary shares	*

4.1	Articles of Association of UBS AG	Annual Report on Form 20-F for the year ended December 31, 2007, Exhibit 1.1

4.1	Instruments evidencing the tradable entitlements	*

4.2	Instruments evidencing the tradable rights	*

5.1	Opinion of Homburger AG	**

23.1	Consent of Ernst & Young Ltd.	***

23.2	Consent of Homburger AG (included in Exhibit 5.1).

24.1	Power of Attorney	**

*	To be filed as an exhibit to a report on Form 6-K and incorporated herein by reference.

**	Previously filed.

***	Filed herewith.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3/A and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Zurich, Switzerland, on the 22nd day of April, 2008.

UBS AG
By:	/s/ LOUIS EBER
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ NIALL O’TOOLE
	Name:	Niall O’Toole
	Title:	Executive Director

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* Marcel Rohner	Group Chief Executive Officer (principal executive officer and principal financial officer)	April 22, 2008

* Marco Suter	Group Chief Financial Officer (principal financial officer and principal accounting officer)	April 22, 2008

* Marcel Ospel	Chairman and Member of Board of Directors	April 22, 2008

* Stephan Haeringer	Executive Vice Chairman and Member of Board of Directors	April 22, 2008

Ernesto Bertarelli	Member of Board of Directors	April , 2008

*
Gabrielle Kaufmann-Kohler	Member of Board of Directors	April 22, 2008

*
Sergio Marchionne	Member of Board of Directors	April 22, 2008

*
Rolf A. Meyer	Member of Board of Directors	April 22, 2008

Signature	Title	Date

*
Helmut Panke	Member of Board of Directors	April 22, 2008

* Peter Spuhler	Member of Board of Directors	April 22, 2008

*
Peter R. Voser	Member of Board of Directors	April 22, 2008

*
Lawrence A. Weinbach	Member of Board of Directors	April 22, 2008

*
Joerg Wolle	Member of Board of Directors	April 22, 2008

*	By:	/s/ LOUIS R. EBER
Louis R. Eber, as attorney-in-fact